MS 3/9

SE(09059330 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53612

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MERCANTIL COMMERCEBANK INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Alhambra Circle, Penthouse Floor

(No. and Street)

Coral Gables,	Florida	33134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raphael Vina, Financial & Operations Principal (305) 629-5879

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

1441 Brickell Avenue, Suite 1100,	Miami,	Florida	33131
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

MAR 02 2009

Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

OATH OR AFFIRMATION

I, Raphael Vina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercantil Commercebank Investment Servcies, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANA E. ZUBILLAGA
Notary Public - State of Florida
My Commission Expires Sep 6, 2011
Commission # DD 712244
Bonded Through National Notary Assn.

Notary Public

Signature

Financial & Operations Principal

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mercantil Commercebank Investment Services, Inc.
(A wholly-owned subsidiary of Mercantil Commercebank, N.A.)
Index

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1441 Brickell Avenue
Suite 1100
Miami FL 33131
Telephone (305) 375 6229
Facsimile (305) 375 6221

Report of Independent Certified Public Accountants

To the Stockholder and Board of Directors of
Mercantil Commercebank Investment Services, Inc.

In our opinion, the accompanying statements of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Mercantil Commercebank Investment Services, Inc. (the "Company") (a wholly-owned subsidiary of Mercantil Commercebank, N. A.), at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2009

Mercantil Commercebank Investment Services, Inc.
(A wholly-owned subsidiary of Mercantil Commercebank, N.A.)
Statements of Financial Condition
December 31, 2008 and 2007

	2008	2007
Assets		
Cash and due from banks	$ 3,130,832	$ 1,477,492
Deposit with clearing broker	100,000	100,000
Trading securities	1,143,721	853,929
Receivable from clearing broker	693,711	930,245
Receivable from affiliates	119,425	121,013
Property and equipment, net	15,327	18,718
Other assets	88,277	113,141
Total assets	$ 5,291,293	$ 3,614,538
Liabilities and Stockholder's Equity		
Accrued expenses and other liabilities	$ 698,236	$ 844,177
	698,236	844,177
Commitments (Note 6)		
Stockholder's equity:		
Common stock, $0.01 par value, 10,000 shares authorized, 100 shares issued and outstanding	1	1
Additional paid in capital	3,018,932	3,035,623
Accumulated earnings (deficit)	1,574,124	(265,263)
	4,593,057	2,770,361
Total liabilities and stockholder's equity	$ 5,291,293	$ 3,614,538

The accompanying notes are an integral part of these financial statements.

Mercantil Commercebank Investment Services, Inc.
(A wholly-owned subsidiary of Mercantil Commercebank, N.A.)
Statements of Operations
For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenues		
Commissions	$ 5,416,437	$ 4,058,026
Fees	1,396,194	1,611,811
Interest earning deposits with banks	48,481	51,112
Interest income trading securities	32,638	19,927
Other non-interest income	-	38,077
Total revenues	6,893,750	5,778,953
Expenses		
Employee compensation and benefits	2,618,834	2,802,012
Fees and services	867,705	779,439
Occupancy	160,644	146,040
Depreciation and amortization	12,593	20,105
Other	314,408	299,051
Total expenses	3,974,184	4,046,647
Income before income taxes	2,919,566	1,732,306
Income tax expense	(1,080,179)	(641,388)
Net income	$ 1,839,387	$ 1,090,918

The accompanying notes are an integral part of these financial statements.

Mercantil Commercebank Investment Services, Inc.
(A wholly-owned subsidiary of Mercantil Commercebank, N.A.)
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2008 and 2007

	Common Stock		Additional Paid in	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance, December 31, 2006	100	$ 1	$ 2,999,999	$ (1,356,181)	$ 1,643,819
Net income	-	-	-	1,090,918	1,090,918
Capital contributions	-	-	35,624	-	35,624
Balance, December 31, 2007	100	$ 1	$ 3,035,623	$ (265,263)	$ 2,770,361
Net income	-	-	-	1,839,387	1,839,387
Shares of the parent company restricted for employee stock option plan	-	-	(16,691)	-	(16,691)
Balance, December 31, 2008	100	$ 1	$ 3,018,932	$ 1,574,124	$ 4,593,057

The accompanying notes are an integral part of these financial statements.

Mercantil Commercebank Investment Services, Inc.
(A wholly-owned subsidiary of Mercantil Commercebank, N.A.)
Statements of Cash Flows
For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities		
Net income	$ 1,839,387	$ 1,090,918
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization	12,593	20,105
Change in operating assets and liabilities -		
Deposits from clearing broker		-
Receivable from clearing broker	236,534	(299,225)
Receivable from affiliates	1,588	17,721
Trading securities	(289,792)	(853,929)
Other assets	24,864	(96,272)
Accrued expenses and other liabilities	(145,941)	250,021
Net cash provided by operating activities	1,679,233	129,339
Cash flows from investing activities		
Purchases of property and equipment	(9,202)	(17,115)
Net cash used in investing activities	(9,202)	(17,115)
Cash flows from financing activities		
Shares of the parent company restricted for employee stock option plan	(16,691)	35,624
Net cash (used in) provided by financing activities	(16,691)	35,624
Net increase in cash and cash equivalents	1,653,340	147,848
Cash and cash equivalents, beginning of year	1,477,492	1,329,644
Cash and cash equivalents, end of year	$ 3,130,832	$ 1,477,492

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Mercantil Commercebank Investment Services, Inc. (the "Company") is a wholly-owned subsidiary of Mercantil Commercebank, N.A., (the "Bank"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

In July 2001, the Bank organized the Company with the purpose of providing broker-dealer services to its customers. The Company obtained approval to commence operation in May 2002. The Company's principal office is in Coral Gables, Florida.

The Company provides introductory brokerage and investment services primarily for customers of the Bank. The Company also provides its customers with transaction services. All security transactions are settled through a third party clearing broker on a fully disclosed basis. Revenues derived from these services are recognized in the accompanying statements of operations. Custody of securities owned by customers of the Company is maintained by third parties.

The following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statements. These policies conform with accounting principles generally accepted in the United States of America.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fees
Fees from portfolio management services are recorded as earned based on a percentage of the average assets managed during the period. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Commissions
Commissions earned are related to the customer's trading volume and the dollar amounts of the trades. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cash and Cash Equivalents
The Company classifies as cash equivalents highly liquid instruments with original maturities of ninety days or less.

Securities
The Company classifies its investments in securities as trading which is based on management's intention on the date of purchase and recorded on the balance sheet as of the trade date. Securities that are bought and held principally for the purpose of resale in the near term are classified as trading securities and are carried at fair value with unrealized gains and losses included in the results of operations.

Securities transactions in regular-way trades are recorded on trade date. Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Property and Equipment, net
Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed on the straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized over the remaining term of the lease. Repairs and maintenance are charged to operations as incurred; renewals, betterments and interest during construction are capitalized.

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. A valuation allowance is established against the deferred tax asset to the extent that management believes that it is more likely than not that any tax benefit will not be realized. Income tax expense or benefit is recognized on the periodic change in deferred tax assets and liabilities at the current statutory rates.

The Company's results of operations are included in the consolidated Federal and State income tax returns of Mercantil Commercebank Holding Corporation, its ultimate U.S. Parent. Under an intercompany income tax allocation policy, the Company accrues and pays its allocation of income taxes to its ultimate U.S. Parent, or accrues and receives payment from its ultimate U.S. Parent to the extent that tax benefits are realized.

Stock Option Plan
The Company participates in a stock option plan for certain key officers, to acquire shares of its ultimate beneficial Parent Company Mercantil Servicios Financieros, C.A. (MSF). The Company determines the fair value of options granted and amortizes that expense over the vesting period with a credit to Additional paid-in-capital, according to Statement of Financial Accounting Standard 123 (R) "Share-Based Payment". The market value is determined at the option grant date using the Black-Scholes-Merton method.

New Accounting Pronouncements

Accounting for Income Taxes FIN No. 48

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN No. 48"), an interpretation of FASB Statement No.109 "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No 48 shall be effective for fiscal years beginning after December 15, 2008. The Company early adopted this statement in the fiscal year that began January 1, 2008, without any material effect.

Fair Value Measurements SFAS No. 157

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements". This Statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement shall be effective for financial statements issued for

fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Therefore, the Company adopted SFAS 157 effective January 1, 2008 without any material effect.

Among other aspects SFAS 157:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;
- Establishes a three-level hierarchy for fair value measurements;
- Nullifies the guidance in EITF 02-3, which required the deferral of profit at inception of a transaction involving a derivative financial instrument in the absence of observable data supporting the valuation technique;
- Eliminates large position discounts for financial instruments quoted in active markets and requires consideration of the firm's credit-worthiness when valuing liabilities; and
- Expands disclosures about instruments measured at fair value.

Valuation Hierarchy - SFAS 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows.

Level 1 – inputs to the valuation methodology are quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities may include debt and equity securities that are traded in an active exchange market, as well as certain U.S. securities that are highly liquid and are actively traded in over the counter.

Level 2 – observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in market that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets and liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange trade instruments which value is determined by using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally may include U.S. Government and agency mortgage backed debt securities and corporate debt securities.

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities may include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Fair Value Option for Financial Assets and Financial Liabilities SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities", which permits entities to choose to measure many financial instruments and certain other assets and liabilities at fair value on an instrument by instrument basis (the fair value option). The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is

effective for our fiscal years beginning after November 15, 2007, with early adoption permitted. The Company elected not to adopt SFAS 159.

FASB Staff Position FAS157-2

In February 2008, the FASB issued FASB Staff Position FAS 157-2 ("FSP 157-2") "Effective Date of FASB Statement No. 157", which delays the effective date of FASB Statement No. 157, Fair Value Measurements, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For the Company, this FSP will apply for Foreclosed Real Estate Property recorded at fair value as a non-financial asset under Other Assets. This FSP shall be effective for financial statements issued for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. Therefore, the Company will adopt FAS 157 effective January 1, 2009. Management does not expect any material impact.

Determining Fair Value of a Financial Asset in a Market That Is Not Active FSP 157-3

In October 2008, the FASB issued FSP 157-3 "Determining Fair Value of a Financial Asset in a Market That Is Not Active" (FSP 157-3). FSP 157-3 clarified the application of SFAS No. 157 in an inactive market. It demonstrated how the fair value of a financial asset is determined when the market for that financial asset is inactive. FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The implementation of this standard did not have a material impact on the Company's financial statements.

Reclassifications
Certain reclassifications have been made to the December 31, 2007 financial statements to conform to current year presentation.

2. Cash Segregated Under Federal Regulations

Rule 15c3-3 under the Securities and Exchange Act of 1934 (the "Rule") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if any, are computed in accordance with a formula defined in the Rule. The Company is exempt from the maintenance of such reserve accounts.

3. Securities

At December 31, 2008, trading securities amounted to $1,143,721. The investment portfolio is comprised of U.S. Government securities, commercial paper, municipal bonds, corporate bonds and certificate of deposit. The Company recorded a net unrealized loss of $31,815 at December 31, 2008.

4. Property and equipment, net

Property and equipment, net consists of the following at December 31, 2008 and 2007:

	2008	2007	Estimated Useful Lives (in Years)
Furniture and equipment	$ 9,790	$ 9,790	3 - 10
Computer equipment and software	97,217	88,015	3
Leasehold Improvements	1,346	1,346	5
	108,353	99,151	
Less: Accumulated depreciation and amortization	(93,026)	(80,433)	
	$ 15,327	$ 18,718	

Depreciation expense was $ 12,593 and $20,105 for the years ended December 31, 2008 and 2007, respectively.

5. Related Party Transactions

Included in the statements of financial condition are amounts due from/to related parties as follows:

	December 31, 2008	December 31, 2007
Assets:		
Cash and cash equivalents	$ 89,968	$ 70,648
Receivable from affiliates	119,425	121,013
Total due from related parties	209,393	191,661
Liabilities and stockholder's equity:		
Stockholder's equity	4,593,057	2,770,361
Total due to related parties	4,593,057	2,770,361
Net related party position	$ (4,383,664)	$ (2,578,700)

The Company maintains some of its cash with the Bank. At times, such amounts may be in excess of the insured limits of the Federal Deposit Insurance Corporation.

Related party transactions included in the Company's results of operations for the years ended December 31, 2008 and 2007 are summarized as follows:

	2008	2007
Revenues		
Fees	$ 99,327	$ 151,296
Expenses:		
Rent expense	160,644	146,040
Other fees	75,062	41,342

During 2008 and 2007, the Company received accounting and certain administrative services performed by the Bank at no charge.

6. Commitments

The Company occupies office premises under a non-cancellable operating lease agreement with the Bank that expires in December 2012. Rent expense for the years ended December 31, 2008 and 2007 amounted to $160,644 and $146,040, respectively. Future minimum lease payments under this agreement as of December 31, 2008 are as follows:

Year Ending December 31,	Amount
2009	$ 160,542
2010	162,610
2011	164,678
2012	155,091
	$ 642,921

7. Employee Benefit Plan

The Company has a 401(k) benefit plan (the "Plan") covering substantially all of its employees.

Contributions by the Company to the Plan are based upon a fixed percentage of participants' salaries as defined by the Plan. In addition, employees with at least six months of service and who have reached the age of 21 may contribute a percentage of their salaries to the Plan as elected by each participant. The Company matches 100% of each participant's contribution up to a maximum of 5% of their annual salary. All contributions made by the Company to the participants' accounts vest incrementally in the second through completion of the sixth year of employment.

During 2008 and 2007, the Company contributed $67,137 and $51,542, respectively, to the 401(k) benefit plan in matching contributions.

The Company offers a stock option plan to eligible officers approved by the Board in order to acquire shares of MSF, its ultimate Parent Company. These shares are allotted over three-year periods and awarded annually. The compensation expense recorded for this plan during 2008 and 2007 were $4,703 and $35,624, respectively.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital as defined under such rule. At December 31, 2008, the Company had net capital of $3,637,697, which was $3,537,697 in excess of its required net capital of $100,000. At December 31, 2008 and 2007, the Company's percentage of aggregate indebtedness to net capital was 19.19% and 53.89% respectively.

9. Financial Instruments

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The Company's financial instruments at December 31, 2008 consisted primarily of receivables and payables from / to affiliates and third parties and accrued expenses.

Financial Instruments with Off-Balance Sheet and Credit Risk

In the normal course of its business, the Company enters into transactions involving financial instruments with off-balance sheet risk. These financial instruments include elements of market risk in excess of the amounts recognized in the statements of financial condition. In addition, risks arise from the possible inability of counter-parties to meet the terms of their contracts.

In the normal course of business, the Company enters into securities transactions with other broker-dealers and customers, which can result in credit risk. To mitigate this risk, the Company has established credit review policies to monitor its transactions with, and balance transactions with, these broker-dealers and customers. In addition, the Company monitors the market value of collateral held and securities receivable from others. It is the policy of the Company to request and obtain additional collateral when an exposure to a significant loss exists.

The Company may be required, in the event of the non-delivery of customers' securities owed to the Company by other broker-dealers or by its customers, to purchase the securities in the open market to correct a failed settlement. These correction transactions to buy and sell may result in losses that are not reflected in the accompanying financial statements.

10. Income Taxes

The tax benefit of the Company's net operating losses has been utilized by the Bank. At December 31, 2008, the Company had a receivable from the Bank of approximately $30,900 related to the use of the tax benefit recorded by the Company.

In accordance with FIN No. 48, an Interpretation of Statement of Financial Accounting Standards No. 109, the Company had no unrecognized tax benefits or related interest or related penalties accrued at December 31, 2008.

11. Fair Value Measurement

Assets measured at fair value on a recurring basis (as described in Note 1 - Nature of Business and Summary of Significant Accounting Policies) are summarized below (dollars in thousands):

	December 31, 2008			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Third-party models with observable market inputs (Level 2	Internal models with unobservable market inputs (Level 3)	Total carrying value in the consolidated balance sheet
Assets:				
Trading Securities	$ -	$ 1,144	$ -	$ 1,144
Total assets at fair value	$ -	$ 1,144	$ -	$ 1,144

There were no assets or liabilities measured at fair value on a non-recurring basis in the Company's financial statements as of December 31, 2008.

Level 2 Valuation Techniques

The valuation of trading securities is performed on a daily basis for all positions. The Company uses independent pricing provider market data to value the entire trading portfolio on a daily basis. This market data generally includes the price based on various methodologies which include sales prices, matrix pricing fair value, prices from different broker dealers and the third party's own prepayment models.

Mercantil Commercebank Investment Services, Inc.
(A wholly-owned subsidiary of Mercantil Commercebank, N.A.)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2008 **Schedule I**

COMPUTATION OF NET CAPITAL

Total stockholder's equity		$ 4,593,057
Deductions and/or charges:		
Nonallowable assets:		
Property and equipment, net	$ 15,327	
Other assets	901,412	916,740
Haircuts on securities:		38,620
Total deductions and /or charges		955,360
Net capital		$ 3,637,697

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	100,000
Excess of net capital	$ 3,537,697

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accrued expenses and other liabilities	$ 698,235
Total aggregate indebtedness	$ 698,235
Ratio of aggregate indebtedness to net capital	19.19%

No material differences exist between the above computation and the computation prepared by the Company and included in the Company's December 31, 2008 unaudited FOCUS Report filing dated January 27th 2009.

Mercantil Commercebank Investment Services, Inc.
(A wholly-owned subsidiary of Mercantil Commercebank, N.A.)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008 **Schedule II**

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(ii).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1441 Brickell Avenue
Suite 1100
Miami FL 33131
Telephone (305) 375 6229
Facsimile (305) 375 6221

Report of Independent Certified Public Accountants on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Stockholder and Board of Directors of Mercantil Commercebank Investment Services, Inc.:

In planning and performing our audit of the financial statements of Mercantil Commercebank Investment Services, Inc. (a wholly owned subsidiary of Mercantil Commercebank, N.A.) (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Stockholder and Board of Directors of Mercantil Commercebank Investment Services, Inc.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2009

Mercantil Commercebank Investment Services, Inc.

(A wholly-owned subsidiary of Mercantil Commercebank, N.A.)

Financial Statements and Supplementary Schedules

December 31, 2008 and 2007